UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 26, 2011

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On May 26, 2011, NTS Mortgage Income Fund (the "Fund") sent a letter to its stockholders providing an update on the status of the Fund's activities since October 25, 2010 and the current status of the dissolution and liquidation process. The letter is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 7.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired: N/A
(b) Pro Forma Financial Information: N/A
(c) Shell Company Transactions: N/A
(d) Exhibits:
      99.1   Letter to Stockholders dated May 26, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND,
a Delaware corporation



By: _____

Name: Gregory A. Wells

Title: Secretary/Treasurer/Chief Financial Officer

Date: May 26, 2011



10172 Linn Station Road
Louisville, Kentucky 40223

May 26, 2011

Dear NTS Mortgage Income Fund Stockholders:

We are writing to provide an update on the status of the Fund's activities since our last report on October 25, 2010.

Sale of Fawn Lake Country Club

On November 5, 2010, the Fund's wholly owned subsidiary NTS/Virginia Development Company ("NTS/VA") completed the sale of the assets of the Fawn Lake Country Club for $2.5 million, to a wholly-owned subsidiary of the Fawn Lake Homeowners Association. The entire net proceeds from the sale were used to repay obligations of the Fund to PNC Bank National Associates ("PNC Bank") and other creditors.

Funding Issues

The Fund's lack of liquidity remains a significant challenge to its operations and orderly liquidation. The requirements of the Fund's mortgage loan for its Fawn Lake development with PNC Bank requires significant pay downs from each lot sale leaving little working capital to operate the Fund's business. The amount owed to PNC Bank at April 30, 2011 was $3.057 million. The loan came due on March 31, 2011. The Fund has been negotiating an extension of the loan and anticipates the extension will be on similar terms and conditions to those for its prior loan, and will expire no later than November, 2011. The extension is anticipated to be completed within the next 30 days. There can be no assurance, however, that the extension will be obtained or on these terms, or at all.

The Fund has negotiated an agreement with NTS Development Company and Residential Management Company ("NTS") for the deferral of amounts due from the Fund to NTS, and for NTS to make advances to cover shortfalls for Fund expenses through June 30, 2011, excluding principal repayments due to PNC Bank. In exchange, NTS and its affiliates required the Fund and its subsidiaries to execute promissory notes evidencing the obligation to repay the deferred amounts and the advances owed to NTS. As of May 11, 2011 these advances total approximately $6.675 million and are currently due on June 30, 2011. It is unlikely the Fund will generate sufficient revenue to repay the promissory notes in full when due. The Fund intends to seek a further extension or renegotiation of the unpaid balances on the promissory notes prior to their maturity on similar terms and conditions. There can be no assurance, however, that an extension or renegotiation of the promissory notes will be achieved prior to their maturity, or at all.

Fawn Lake Development

The challenges and difficulties in the residential real estate market continue to adversely effect the Fund's Fawn Lake development. Lot sales continue to be minimal at Fawn Lake. Sales inquiries are also limited. Six lots were sold during 2010 for approximately $1.54 million. There are no unclosed sales or contracts to sell lots as of the date of this letter for 2011. All 2011 operating costs have been funded by advances from NTS. Approximately 445 lots remain to be sold at the Fawn Lake Development.

Management and the Board of Directors continue to closely monitor Fawn Lake Development, and are evaluating a number of potential alternatives to maximize the value of the property and the potential return to stockholders consistent with the Fund's Plan of Liquidation.

Orlando Lake Forest Litigation

As we previously reported, litigation against the Fund and its joint venture partners was filed by Lake Forest Master Community Association, Inc. (the "HOA") alleging that bridges, roadways, retaining walls, storm drains and other constructed facilities at the Orlando Lake Forest development contained defects and deficiencies. This litigation was recently settled.

The Fund, Orlando Lake Forest Joint Venture (a Florida joint venture in which the Fund owns a 50% interest)(the "Joint Venture"), and the other defendants entered into a Settlement Agreement effective April 5, 2011. The Settlement Agreement provides the Fund and the Joint Venture with a release of all claims relating to the construction of the Orlando Lake Forest development. Insurance carriers for the Joint Venture, the Fund and various subcontractors involved in the construction of Orlando Lake Forest agreed to contribute $1.475 million in settlement of the lawsuit. The Joint Venture agreed to sell its last remaining lot at Orlando Lake Forest to the HOA for $125,000. The Joint Venture also agreed to waive its rights to the recovery of attorneys' fees and costs in the lawsuit. The sale proceeds were used to pay creditors of the Fund. On May 6, 2011, the Court dismissed the litigation with prejudice thereby ending the lawsuit.

Florida Commercial Land

The only remaining asset of the Fund in Florida is a 50% interest in 11 acres of land located at the front of the Orlando Lake Forest development which was initially zoned for commercial development. Approval was recently received changing the zoning of this land to allow multifamily use. The HOA unsuccessfully opposed the zoning change. We are moving forward with plans to have approximately 209 multifamily apartment units constructed on the property with a local apartment developer. However, the HOA has filed a lawsuit in an attempt to circumvent the zoning decision. The Fund believes that the HOA's lawsuit is unfounded, and will vigorously oppose this lawsuit. It is not possible to predict the outcome of this litigation at this time, but if determined adversely against the Fund's interests, it could have a material, negative impact on the Fund's net assets in liquidation and on any potential liquidating distributions.

Plan of Dissolution and Liquidation

As previously reported, in accordance with the Fund's organizational documents, in December 2008 the Fund adopted a Plan of Dissolution and Liquidation and filed a certificate of dissolution with the Delaware Secretary of State. Since then, the Fund has been in the process of the orderly liquidation of its assets and liabilities. We are uncertain whether the Fund will complete the liquidation process within the three-year statutory period ending on December 31, 2011, or will request an extension of time to proceed with its liquidation, transfer its assets and liabilities to a liquidating trust or undertake a different course of action to complete its liquidation. The timing and amounts of liquidating distributions, if any, will depend on when and the values at which the Fund can achieve the sale of its remaining assets and after the payment of its liabilities and establishment of appropriate reserves.

NTS Guaranty Corporation Obligation

As you likely recall, NTS Guaranty Corporation ("NTS Guaranty") has guaranteed that at the time the Fund completes its liquidation, the total distributions made by the Fund to its stockholders during the Fund's existence will at least be equal to the stockholders' original capital contributions. As of April 30, 2011, the original capital contributions attributable to the Fund's outstanding shares aggregated $63,690,000 with total distributions of approximately $23,141,000. NTS Guaranty's guaranty liability, however, is expressly limited to its assets. The sole asset of NTS Guaranty is a $10 million demand note from Mr. J.D. Nichols, the Chairman of the Fund's Board of Directors.

The Fund's most recent analysis continues to anticipate that after payment of all of the Fund's liabilities, the proceeds from future property sales and liquidation of other assets, together with a $10 million payment from NTS Guaranty, there will be insufficient funds to return to the Fund's stockholders an amount equal to their original capital contributions. The current estimate reflects such a significant shortfall we believe is highly unlikely to be recovered prior to the issuance of any final liquidating distributions.

Future Reports

The Fund has not prepared a financial statement since the period ending June 30, 2010. We are uncertain when the Fund will prepare its next financial statement based on its uncertain liquidity and status of liquidation process discussed above. Unless events warrant, at this time, we do not anticipate a further report to stockholders will be issued until the third quarter of 2011.

The Fund will continue to disclose material events and information by filing current reports on Form 8-K with the Securities and Exchange Commission ("SEC") as appropriate. The Fund anticipates that it will also continue to provide periodic informational reports to stockholders in the form of letters like this, and that these informational reports will be disclosed to the public through Form 8-K filings with the SEC as appropriate or on our website. Further information about the Fund, including previously distributed reports, can be obtained free of charge on our website at www.ntsdevelopment.com. If you have further questions, you may also contact our Investor Services Department at 1-800-928-1492.


Very truly yours,

NTS Mortgage Income Board of Directors


Some of the statements included in this letter should be considered "forward-looking statements" because the statements relate to matters which have not yet occurred. For example, phrases such as "we anticipate," "believe," or "expect" indicate that it is possible that the event anticipated, believed or expected may not occur. If these events do not occur, the result which we expected also may, or may not, occur in a different manner, which may be more or less favorable. We do not undertake any obligation to update these forward-looking statements. Any forward-looking statements included in this letter reflect our best judgment based on known factors, but involve risk and uncertainties. Actual results could differ materially from those anticipated in any forward-looking statements as a result of a number of factors, including but not limited to those described in our filings with the Securities and Exchange Commission. Any forward-looking information provided by us pursuant to the safe harbor established by the private Securities Act of 1995 should be evaluated in the context of the factors.